UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Executive and Board Leadership Changes

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced that on January 14, 2022 its board of directors implemented a number of changes to the Company’s executive team and board.

Lorenzo Pellicioli will retire as Chairperson of the IGT Board of Directors and will remain a non-executive director. Marco Sala, currently chief executive officer (“CEO”) of IGT, will become executive chair of the board. Vincent Sadusky will become CEO and executive director of the board. These changes will be effective January 24, 2022.

In a separate release today, B&D Holding S.p.A., the controlling shareholder of De Agostini S.p.A. (“De Agostini”), announced that Marco Sala will be proposed at the June 2022 meeting of the corporate bodies of De Agostini as the next CEO of De Agostini, succeeding Lorenzo Pellicioli, who is retiring from the position. As of September 30, 2021, De Agostini held approximately 50.40 percent of IGT’s ordinary shares and approximately 64.98 percent of the voting rights attaching to IGT’s ordinary shares.

The board of directors also appointed Maria Pinelli and Ashley Hunter as non-executive directors of the board. Ms. Hunter was also appointed to the Company’s Nominating and Corporate Governance Committee and Ms. Pinelli was appointed chair of the Company’s Audit Committee, replacing Vincent Sadusky. These changes were effective January 14, 2022.

Executive and Director Biographies

Lorenzo Pellicioli, 70, served as chairperson of the IGT Board of Directors from November 2018 to January 2022 after serving as vice-chairperson since April 2015. From August 2006 to April 2015, he was chairperson of the GTECH S.p.A. (formerly Lottomatica Group) Board of Directors. He has served as CEO of De Agostini since November 2005. He has also served as a director of IDeA Alternative Investments S.p.A. and as managing director of DeA Factor S.p.A. Mr. Pellicioli serves as chairman of the board of directors of DeA Capital, as a director of Banijay Group SAS and LDH SAS, and he is also a member of the compensation committee and of the appointments and corporate governance committee and serves as a director of the board of directors of Assicurazioni Generali.

Marco Sala, 62, was CEO of IGT PLC from April 2015 to January 2022. In addition to serving on IGT’s board of directors in his role as CEO, in May 2020 he was appointed to the board of directors for De Agostini. Prior to April 2015, he served as CEO of GTECH S.p.A. (formerly Lottomatica Group) from April 2009 and was responsible for overseeing all of the company’s segments, including the Americas, international, Italy, and products and services. He served on the GTECH S.p.A. board of directors from 2003, when he joined as Co-General Manager. In August 2006, he was appointed managing director with responsibility for the company’s Italian operations and other European activities. Previously, he was CEO of Buffetti, Italy's leading office equipment and supply retail chain. Prior to Buffetti, Sala served as head of the business directories division for SEAT Pagine Gialle. Earlier in his career, he worked at Magneti Marelli (a Fiat Group company) and Kraft Foods.

Vincent Sadusky, 56, was CEO and board member of Univision Communications from 2018 to 2020, the largest Hispanic media company in the US, operating multiple broadcast and cable networks, local TV and radio stations, digital video and audio streaming. Prior to Univision, he was CEO and board member from 2014 to 2017 of Media General, a local TV station and digital media company with more than 50 TV stations and 5,000 employees. From 2006 to 2014, he was CEO and board member of LIN Media, a local TV station broadcaster and digital media company. He also served as CFO of LIN Media from 2004 to 2006 and was CFO of Telemundo Communications from 1999 to 2004. In addition to serving on the IGT board of directors since 2010, and most recently chairing its audit committee, Sadusky has served on the boards of the Paley Center for Media, the National Association of Broadcasters and was the treasurer for the NBC Affiliates Board. Earlier in his career, he worked at Ernst & Young, and co-founded JVB Financial Group and Zeus Financial, fixed-income securities trading firms.

Maria Pinelli, 59, is a global C-suite executive who currently serves as a member of the board of directors for Globant and board director and chair of the audit committee for Archer Aviation, Inc. and Clarim Acquisition Corp. She served in a variety of leadership roles at EY from October 1986 to November 2020, including consumer products and retail leader, global vice chair – strategic growth markets, global IPO leader, and Americas leader – strategic growth markets. In her role as an advisor at EY, she successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. She has served as an advisor to some of the world’s most iconic e-commerce, consumer products, and retail brands.

Ashley Hunter, 42, has been a lecturer at the University of Texas at Austin School of Information since 2015, and is the founding partner of A. Hunter & Company, a leading risk management advisory firm. Previously, she was managing director of HM Risk Group LLC where she assisted many startups and corporations with alternative risk transfer schemes and reinsurance placement, globally. Under her leadership, HM Risk Group became a leader in the development of niche insurance products for the sharing and assistive reproductive technology industry. Prior to founding HM Risk Group in 2006, she worked in various claims and underwriting management positions for State Farm Insurance Companies, The Hartford Insurance Company and AIG Insurance Company.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Executive and Board Leadership Changes,” dated January 20, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Executive and Board Leadership Changes,” dated January 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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